Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 31, 2006, entitled “RETIREMENT OF DIRECTOR”.

31 January 2006

RETIREMENT OF DIRECTOR

Vodafone Group Plc today announces that Sir Julian Horn-Smith will be retiring from the Board at the company’s Annual General Meeting in July 2006. Sir Julian, 57, has enjoyed a career spanning more than 22 years at Vodafone and has held a number of senior posts including Chief Operating Officer and currently Deputy Group Chief Executive, which includes responsibility for global business development. He was closely involved in all of Vodafone’s major transactions including Mannesmann and most recently the acquisition of businesses in the Czech Republic and Romania, the disposal of Vodafone’s Swedish subsidiary and the purchase of a stake in India’s Bharti Tele-Ventures.

Commenting on his retirement, Chief Executive Arun Sarin said: “Julian has enjoyed an outstanding career at Vodafone going back to the very earliest days of the creation of the UK network. He was one of the founding fathers of the business and his contribution to Vodafone has been immense. He has performed with distinction in all the roles he has held and he will be missed by all his colleagues.”

Sir Julian said:

“It has been a privilege to be part of Vodafone’s creation and its development into one of Europe’s most successful companies.  Although today’s announcement has been long planned, I look forward to Vodafone’s future success and after July will be cheering from the terraces.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 1, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary